FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 5, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X             Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CELLCOM ISRAEL LTD. ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, August 5, 2013 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Thursday, September 12, 2013, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Tuesday, August 13, 2013.

The agenda of the Meeting is as follows:

(1)	Approval of the Company’s Compensation Policy.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Item 1 requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and who do not have a personal interest in the approval of the Company’s Compensation Policy voted at the meeting voted in favor of the Company’s Compensation Policy; or  (ii) the total number of shares among the shareholders described in section (i) above voted against the Company’s Compensation Policy does not exceed 2% of the aggregate voting rights in the Company.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about August 13, 2013, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.166 million subscribers (as at March 31, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

CELLCOM ISRAEL LTD.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Thursday, September 12, 2013, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)           Approval of the Company’s Compensation Policy.

Shareholders of record at the close of business on Tuesday, August 13, 2013 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States. If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,
Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated: August 5, 2013

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The Meeting will be held on Thursday, September 12, 2013, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)     Approval of the Company’s Compensation Policy.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters.

Should changes be made to any proposal after the publication of this proxy statement, the changes will be communicated to the Company's shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on Tuesday, August 13, 2013 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 13, 2013 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On July 15, 2013, 99,481,487 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to exercise significant influence over us. In this context, holding 25% or more of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" of our Annual Report for 2012 on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 4, 2013, and our principal license, a convenience English translation of which is an exhibit to our Annual Report. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify that his, her or its holdings of our Ordinary Shares do not contravene any of the restrictions contained in our licenses.

Since it is highly unlikely that any of the Company’s shareholders has lost the right to vote his, her or its Ordinary Shares pursuant to the Company’s licenses, and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If your holdings of Ordinary Shares do so contravene, then you are not entitled to vote such shares and you should not sign or send the form of proxy.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of July 15, 2013, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of July 15, 2013. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 99,481,487 ordinary shares outstanding as of July 15, 2013. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd. (or DIC)*	45,102,635	45.34%
Directors and executive officers as a group (23 persons)**	46,097,337	46.34%

*
DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 29,501,780 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.43% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 60,727 ordinary shares (representing approximately 0.06% of our issued and outstanding shares) held as of July 15, 2013 by indirect subsidiaries of IDB Development for their own account and a total of 3,074,010 ordinary shares (representing approximately 3.09% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development, a few of which are also indirect subsidiaries of DIC.

IDB Development, an Israeli company, is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, a public Israeli company traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the boards of directors of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, held as of July 15, 2013, directly and through a wholly-owned subsidiary, approximately 47.20% of the outstanding shares of IDB;

•	Nochi Dankner held as of July 15, 2013, directly and through a company controlled by him, approximately 6.71% of the outstanding shares of IDB;

•	Shelly Bergman held as of July 15, 2013, through a wholly-owned company, approximately 3.80% of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held as of July 15, 2013, directly and through a wholly-owned subsidiary, approximately 11.79% of the outstanding shares of IDB; and

•
Manor Holdings B.A. Ltd., or Manor, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are  directors of IDB, IDB Development and DIC), held as of July 15, 2013, directly and through a majority-owned subsidiary, approximately 9.94% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to most of their holdings in IDB for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

A portion of the foregoing holdings in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.  In the context of a derivative lawsuit against the controlling shareholders of IDB initiated by creditors of IDB, Livnat and Manor have agreed to a settlement with includes their agreement to sell their respective shares in IDB and transfer the proceeds to IDB.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB Development for others. The previously reported option agreement between Ganden and an entity controlled by Mr. Eduardo Elzstain (which holds 10% of Ganden's outstanding share capital as of July 15, 2013), expired without being exercised.

IDB and IDB Development are currently involved in court proceedings initiated by their respective creditors in which certain creditor arrangements have been proposed (including a creditor request to liquidate IDB) which, if duly approved and implemented, could result in a change of indirect control of the Company.

**
Includes the 45,102,635 ordinary shares held, directly or indirectly, by DIC and 60,727 ordinary shares held by indirect subsidiaries of IDB Development for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Does not include an aggregate of 3,074,010 of our ordinary shares held, as of July 15, 2013, by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development a few of which are also indirect subsidiaries of DIC. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares. Also includes 879,328 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following July15, 2013, and 54,647 ordinary shares held by Mr. Ami Erel as of July 15, 2013.

Note Regarding Forward-Looking Statements

Certain information in this Proxy Statement contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the SEC, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2012. Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Item 1 – Approval of the Company’s Compensation Policy

           A recent amendment to the Israeli Companies Law, or the Companies Law, imposes new approval requirements for the compensation of office holders. A public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order.

In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by a special majority), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

The compensation policy must comply with specified criteria and guidelines and, in general, will be determined, among others, according to the following factors: (i) promoting the company's objectives, business plan and long term policy; (ii) creating appropriate incentives for the company's office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder's contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with the office holder's position.

A compensation policy must be re-approved once every three years. The board of directors is required to reevaluate the compensation policy from time to time, and upon any material change to the circumstances that existed at the time of its formulation.

Under the Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors and must include all of the company’s external directors who should constitute the majority of its members. The chairman of the compensation committee must be one of the external directors. Other members of the committee should be directors whose terms of compensation comply with the regulations under the Companies Law regarding the compensation of external directors. Under the Companies Law, the compensation committee functions are to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders, based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders. Our Compensation Committee was appointed in December 2012 and its composition complies with the requirements described above. Our Compensation Committee consists of Ms. Baytel (chairperson), Ms. Lusky and Mr. Barnea.

In August 2013, our Board of Directors approved, following the recommendation of our Compensation Committee, a Compensation Policy for Executive Officers and Directors, or the Compensation Policy, attached hereto as Appendix A.

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the factors set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

The proposed Compensation Policy is designed to encourage pay for performance, align officer holders’ interests with those of the Company and its shareholders over the long-term, encourage balanced risk management and provide a competitive compensation package. The compensation elements which may be granted to officers pursuant to the Compensation Policy include: base salary, benefits and perquisites, cash bonuses, equity-based compensation, and termination and retirement arrangements. A significant portion of officer holders’ total compensation package is targeted to reflect the Company's short and long-term objectives and performance, as well as the officer holder's individual performance.

In addition, the proposed Compensation Policy includes measures designed to reduce officer holders' incentives to take unnecessary risks, such as caps on the value of cash bonuses and equity-based compensation that may be granted to officer holders, minimum vesting periods for equity-based compensation, and a compensation recovery clause.

The proposed Compensation Policy also addresses officer holders’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the achievement of the Company's objectives), and proportion between the compensation of officer holders and compensation of other employees, as a factor that should periodically be reviewed.

Pursuant to the proposed Compensation Policy, office holders will also be released from liability and will be provided with indemnification to the fullest extent permitted by law and the Company’s Articles of Association, and will also be covered by directors’ and officers’ insurance policies.

The proposed Compensation Policy will apply to compensation arrangements of office holders that will be approved after its adoption by the shareholders and will be periodically reviewed by our Compensation Committee and the Board of Directors to ensure that its provisions and implementation are aligned with the Company's compensation philosophy and with applicable legal and regulatory requirements.At the Meeting, shareholders will be asked to approve the Compensation Policy, attached hereto as Appendix A.

Required Approval

The approval of the Compensation Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Compensation Policy voted at the meeting vote in favor of the approval of the Compensation Policy; or  (ii) the total number of shares among the shareholders described in section (i) above voted against the approval of the Compensation Policy does not exceed 2% of the aggregate voting rights in the Company. DIC is deemed to be a controlling shareholder of the Company. According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a Company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excludes an interest arising solely from the ownership of our Ordinary Shares and (iii) in the case of a person voting by proxy for a shareholder, a personal interest of either the proxy holder or the shareholder granting the proxy,.  Each of our office holders is deemed to have a personal interest in this matter.

Since it is highly unlikely that any of the Company’s public shareholders is a "controlling shareholder" of the Company or has a "personal interest" in this matter, and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a "controlling shareholder" and do not have a personal interest in this matter. If you are unable to make this certification, please contact the Company's VP Legal for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may also contact the representative managing your account.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

 “RESOLVED, that the Company’s Compensation Policy, attached as Appendix A to this proxy statement, is hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

By Order of the Board of Directors,
Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated: August 5, 2013

Appendix A

Cellcom Israel Ltd.

Compensation Policy

Preamble

The Company’s compensation policy is designed to align executive officer compensation with the Company’s performance and to reflect best practices in executive officer compensation. The Company has created a pay-for-performance policy that is designed to align executive officer and shareholder interests by reinforcing the long-term growth, value creation and sustainability of the Company. The structure is designed to encourage a high degree of execution and rewards individuals for the achievement of objectives that ultimately create shareholder value. The structure is further designed to prevent executive officers from taking unnecessary risks in order to enlarge their compensation. The objective of the compensation policy is to attract, motivate and retain a talented management team that will continue providing unique solutions in a highly competitive and rapidly changing marketplace and deliver long-term value for all shareholders.

For purposes of this policy, “executive officers” shall mean office holders (as defined in the Israeli Companies Law) excluding non-employee Directors.

The Company's executive officer compensation policy refers to three main elements of compensation that include base salary, cash bonus compensation and equity-based compensation. The compensation package for each of our executive officers will include these three components.

The Compensation Committee and Board of Directors will approve, periodically review and oversee the application of the Company's executive officer compensation programs.

Our Board of Directors monitors our executive officers' compensation structure annually in order to ensure that target total compensation for our executive officers is appropriate, considering our peer companies, overall company performance, individual executive officer's scope and size of responsibilities and performance during the previous year.

The effective date of this policy is the date of its approval by the Company’s shareholders. This policy will apply to any compensation determined after its effective date and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of executive officers existing prior to such date.

This compensation policy does not grant any rights to the Company’s Directors and executive officers, and the adoption of this compensation policy will not grant any of the Company’s Directors and executive officers a right to receive any elements of compensation set forth in this compensation policy. The elements of compensation to which a Director or executive officer will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Israeli Companies Law, 1999, and the regulations promulgated thereunder (together, the “Israeli Companies Law”).

Executive Officer Pay for Performance

The Company’s compensation philosophy is to encourage our executive officers to make sound decisions and drive long-term value creation for our shareholders. For our executive officers, we believe that in order to increase shareholder value, our compensation structure must:

•	Have a substantial portion of pay “at risk” (i.e., pay that is not guaranteed); and

•	Link “at risk” pay to performance objectives that are directly aligned to the Company’s short and long-term performance objectives as well as strategic initiatives.

Effectively aligning the objectives of executive officer compensation with the interests of shareholders requires adopting compensation programs that motivate leadership to drive company performance to achieve sustainable top performance. To that end, our Board of Directors, at the recommendation of our Compensation committee, will establish cash and equity-based compensation plans with targets focused on rewarding individuals for strong company performance. In addition, because we believe that individuals should be rewarded based on the results of their contributions, we also consider individual performance in awarding incentive compensation.

Compensation Philosophy and Strategy
Our Board, at the recommendation of our Compensation Committee, has defined the following key objectives of our compensation programs for executive officers:

•	Drive the Company’s overall business strategy and results as they relate to long-term value creation;

•	Pay for performance by linking total compensation to defined performance objectives, both at the Company level and for each executive officer individually;

•
Attract and retain key executive officers by providing competitive total compensation opportunities, considering the Company's size, nature of operations and marketplace, while avoiding unnecessary risk taking by executive officers; and

•	Align executive officer and investor interests by focusing executive officer behavior on driving long-term value creation.

Compensation Risk Assessment

In designing our compensation policy, we reviewed our compensation policies and practices in order to determine whether they create risks that are likely to have a material adverse effect on the Company. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. Among the elements evaluated were the following:

•
The multiple elements of our compensation packages for executive officers, including base salary, annual cash incentive and equity-based compensation program which vest over a number of years and provide a balance of short-term and long-term compensations with fixed and variable components that promote the long-term sustainability of our business;

•	Equity-based compensation for our executive officers aligns the interests of the executive officers with those of our shareholders;

•	Independent oversight by the Compensation Committee;

•	Inclusion of claw-back provisions in the event of a material restatement of our financial statements for our financial performance based compensations;

•	Effective management processes for developing strategic and annual work plans, and strong internal controls over financial reporting;

•
The structure of our cash bonus and equity-based compensation, which is based on a number of different performance measures to avoid employees placing undue emphasis on any particular performance measure at the expense of other aspects of the business; and

•	The cap on our executive officers' cash bonus and equity-based compensation, commensurable to objectives which do not motivate increased risk taking.

Compensation Principles

Peer Group Analysis. We use benchmarking as one of the tools for setting and reviewing our compensation system. To attract and retain our key executive officers, our goal is to provide compensation opportunities at competitive market terms. The Company’s peer group is made up of a minimum of 10 companies, including telecommunications companies and companies operating in other markets whose turnover are similar to the Company's , as recommended by the Company's independent compensation consultant. When using the benchmarking, our intent is to create a compensation structure that generally targets the median of our selected peer companies, but also allows total compensation to exceed the median when warranted due to company performance and/or individual experience, responsibilities and exceptional performance.

Additional Considerations. When deciding on or periodically reviewing each executive officer's total compensation, our Compensation Committee and Board of Directors will consider the following: (1) each executive officer's individual attributes, including his/her education, skills, expertise, professional experience and achievements, the executive's role, his/her areas of responsibility and previous compensation arrangements (when applicable); (2) the proportion between our executive officer total target compensation and the total compensation of the rest of the company's employees and the Subcontractors’ Employees Engaged by the Company (as such term is defined under the Israeli Companies Law), and specifically, the proportion to the average total compensation and the median total compensation of such employees1, and the influence of those gaps on the working relations in the Company, taking into consideration the Company's size, nature of operations, employees composition, marketplace and comparative data.

Caps and limitations. Our compensation policy sets the target total compensation comprising of the base salary, a 100% performance score for the cash award and maximum long term compensation for our executive officers, as detailed hereunder. Our Compensation Committee and Board decide on each executive officer's total actual compensation which is limited by the target compensation, based on performance metrics as detailed hereunder. Our Board will not reduce the compensation package approved or any of its components, and will not place additional limitations, not detailed in this compensation policy, other than in unusual circumstances according to our Compensation Committee's and Board of Directors' discretion.

Compensation Recovery ("Claw back"). If our financial statements are materially restated within 4 years from publication thereof (other than restatement required due to changes in financial reporting standards), then the executive officers will repay prior payouts, in an amount of the excess over what the executive officer would have received according to the restated financial statements.

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:

•	Base salary;
•	A cash bonus award;
•	Equity-based compensation awards; and
•	Termination arrangements

Compensation Mix. Base salary and annual and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

•	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;
•	cash bonus - 25%-45% for our CEO and 20%-40% for other executive officers; and
•	equity-based compensation* - 25%-45% for our CEO and 20%-40% for other executive officers.
*calculated per year, based on fair value at date of grant, with the value of the options amortized as compensation over the vesting period.

The ranges stated in the table above represent the targeted compensation mix desired by the Company; however the actual ratio between fixed and variable elements may vary based on performance.  For example, in a year with no or limited bonus, the percentage of base salary out of total compensation may be higher than stated above.

1  The proportion of our executive officers average total compensation to the average and median total compensation for the rest of the company's employees and Subcontractors' Employees Engaged by the Company was considered by our Compensation Committee and Board of Directors. Our Compensation Committee and Board of Directors determined those gaps shall not adversely influence the working relations in the Company.

Our cash bonus and equity-based compensation awards are considered “at-risk” pay because they are not guaranteed and the recipients of the cash bonus awards must achieve specific performance objectives at corporate and individual levels to receive any payment.

Base Salary. The base salary varies between executive officers, and is individually determined according to past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the executive officer. Since a competitive base salary is essential to our ability to attract and retain highly skilled  professionals, we will seek to establish a base salary that is competitive with the base salaries paid to executive officers of a peer group of companies.

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated2.

The base salary may be linked to the Israeli Consumer Price Index, or CPI.

Benefits and Perquisites. The following benefits and perquisites may be granted to the executive officers in order, among other things, to comply with legal requirements:
•	Vacation of up to 30 days per annum;
•	Sick days of up to 30 days per annum;
•	Convalescence pay equivalent to up to 10 days per annum;
•	Monthly remuneration for an education fund, as allowed by applicable law;
•	Contribution on behalf of the executive officer to a manager's insurance policy or a pension fund, as allowed by applicable law; and
•	Contribution on behalf of the executive officer towards work disability insurance, as allowed by applicable law.

We may offer additional benefits and perquisites to the executive officers, which will be comparable to customary market practices, such as: company cellular phone and the costs of the use thereof; company car benefits;  medical insurance, annual medical examination, professional associations membership fees etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures and with reference to the practice in peer group companies. The value of such additional benefits shall not exceed 30% of the executive officer's base salary.

Cash bonus. The Compensation Committee sets the cash bonus performance objectives and target bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board.  For our CEO, these objectives are based on the Company's annual work plan and objectives. For our other executive officers, these objectives are based on the Company’s annual work plan and objectives at the corporate level and key strategic objectives each executive officer is expected to achieve during that year at the individual level, based on each executive officer's position and scope of responsibilities.

The cash bonus payout is determined based on actual performance of the Company and the executive officer in question (after elimination of material one time and reevaluation influences), in each of the performance objectives set for each executive officer, measured on a performance matrix. The results for each group of objectives (as detailed hereunder) are then combined into one performance score, based on the weight each performance objective was given.

•
Corporate performance objectives may include EBITDA*, net income, free cash flow*, Net Promoter Score, or NPS (indicating our subscribers' satisfaction with our services) and other Company performance objectives which the Company decides to focus on in a specific year.

2 The current benchmarking to peer group salary indicates that the target Base Salary (i.e. 25%-75% percentiles of each executive officer's peer group salary), when applied to our CEO, ranges approximately between NIS 120K and NIS 150K and when applied to our other executive officers, ranges approximately between NIS 50K to NIS 90K per month.

Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

•
Quantitative individual performance objectives may include specific NPS, the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

•
Qualitative individual performance objectives may include corporate governance, risk management, leadership, response to major business changes, executing special projects, as per the CEO's evaluation of each executive officer and as per the evaluation of the CEO by the Compensation Committee and the Board of Directors. This component will weigh up to 20% of the overall performance score of each executive officer (including the CEO).

* EBITDA and Free Cash Flow are non-IFRS measures. For definitions of these measures see our current report of the Company's results of operation for the period ended March 31, 2013 (on form 6-K) dated May 13, 2013 under "Use of Non-IFRS financial measures".

Our Compensation policy sets a minimal threshold score of 75% of the combined target performance and a target bonus of 10 monthly salaries for our CEO and 5-7 monthly salaries for our other executive officers ("Target Bonus") for the target performance objectives, in line with each executive officer's capability to influence the Company's results of operations. Performance below the minimum threshold results in no payout. Performance score under the combined performance target and above the threshold results in a linear reduction in which a 5% reduction of the combined performance score represents a reduction of 10% of the Target Bonus (i.e. down to 50% of the Target Bonus for a performance score of 75% of the combined performance target). Performance score above the combined target performance rewards the executive officer with a linear addition to the Target Bonus in which a 5% addition of the combined performance score represents an addition of 10% to the Target Bonus and up to a maximum of 150% of the Target Bonus.

Following is a graphic representation of the cash bonus our executive officers may be entitled to:

In order to align executive officer and investor interests for a long term value creation, once the cash bonus was calculated as detailed above, the executive officers will be entitled to 60% of that cash bonus with 40% deferred to the following year. Notwithstanding the aforesaid, for the first year in which the cash bonus shall be determined in accordance with this Compensation Policy, the executive officers will be entitled to 80% of that cash bonus with 20% deferred to the following year.  The executive officers shall be entitled to the remaining deferred portion of the cash bonus, if the performance targets set for the following year exceed the 75% threshold of the combined performance target for such following year.  The  deferred portion of the cash bonus shall be linked to the Israeli CPI from the payment date of the first portion and until the payment date of the second portion (if paid).

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer but has provided services to the company for at least 6 months of the relevant year, will be entitled to receive a cash bonus for that year and the deferred portion of the cash bonus of previous year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who provides services to the Company for less than 6 months during the relevant year of cessation, will not be entitled to a cash bonus for that year nor to the deferred portion of the bonus for the previous year. An executive officer who joins the Company during the relevant year, will be entitled to a portion of the bonus, relative to the period in which he/she performed their duties during the relevant year and provided such period is at least 6 month long.

The aggregate maximum payout of all of the executive officers' cash bonuses per annum shall not exceed 2% of the EBITDA for that calendar year(after elimination of material one time and reevaluation influences). In case of a positive EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the cash bonus for that year.

Equity-based compensation Plan. Under the Company's 2006 Share Incentive Plan or under any equity-based compensation plan adopted by the Company in the future, the Compensation Committee and Board may resolve to grant, from time to time, options or restricted share units ("RSUs"), or other instruments of equity-based compensation, to our executive officers.

The decision on equity-based compensation grant shall take into consideration each executive officer's position, scope of responsibilities, as well as its past performance and contribution to the Company.

In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms,:

•
Awards will vest linearly over a minimum period of three years beginning on the first anniversary of the grant date. The terms of such equity-based awards may include provision for acceleration of vesting in certain events, such as in the event of a merger, a consolidation, a sale of all or substantially all of our consolidated assets, change of controlling shareholder, or the sale or other disposition of all or substantially all of our outstanding shares.

•
The exercise price of equity-based awards will be the higher of the average market price of the Company's share during the 30 day period preceding the date of grant, and 8% above the market price of the Company's share at the end of the trading day preceding the date of grant, and will be subject to customary adjustments including for dividend distributions.

•
The value of equity-based awards at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis), in addition to the Target Bonus (whether or not actually paid), will not exceed 70% of our CEO's and 60% of our other executive officers' total cost of employment in that calendar year. We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

Termination and Retirement. Our executive officers may be entitled to up to a 3 months advance notice period upon termination of their employment with the Company if worked in the Company for up to 3 years, or up to 5 month advance notice period if worked in the Company for over three years and will be required to provide the Company with the same notice when they initiate retirement from their position. The executive officer is obligated to work during such period and Company may decide, at its sole discretion, to waive actual work during that period, in whole or in part. Under special circumstances, the Company may, as approved by our Compensation Committee and Board of directors, grant an executive officer who worked in the Company for a minimum of two years and was not terminated for cause, a termination bonus equal to up to 3 monthly salaries  of the executive officer, including benefits or an adjustment period of up to 3 month during which the executive officer will be entitled to continue to enjoy all compensation and benefits. In case the executive officer worked in the Company for a minimum period of five years, such termination bonus or adjustment period, may be up to 6 monthly salaries or 6 months, respectively. In deciding on the grant of a termination bonus or the like, our Compensation Committee and Board of Directors shall take into consideration the executive officer's term of employment, his/her compensation during his/her employment with the company, the Company's performance during that period, the contribution of the executive officer to achieving the Company's objectives and increasing its profits and the circumstances of termination.

The Company may approve, upon termination of an executive officer’s employment, to amend the terms in connection with the executive officer’s equity-based compensation grants, such as extending the period for exercise of equity-based compensation upon termination, for longer periods than as set forth in the applicable plan, enabling acceleration of vesting of unvested equity-based compensation, while considering the same considerations stated above for a termination bonus.

The Company will not pay its executive officers any non-competition fees for post termination periods, although executive officers may be bound by post termination non-competition obligations.

Compensation for our directors

We will pay no cash compensation to our directors who are affiliated with our controlling shareholder (including the chairman of the Board of Directors) ("Controlling Shareholder Directors") for their services as directors, as we pay our controlling shareholder an annual management fee, which includes the Controlling Shareholder Directors services. For additional details of the management agreement with our controlling shareholder see our most recent annual report on Form 20-F for the year ended December 31, 2012 under "Item 7. Major shareholders and Related Party Transactions - B. Related Party Transactions – Relationship with IDB".

We will pay all directors who are not Controlling Shareholder Directors, including external directors, independent directors and other directors, directors fees in accordance with the  amount of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations (as shall be updated from time to time).
Our directors will not receive cash bonuses or equity-based compensation.

Indemnification

Exemption from liability and liability insurance policy. Our articles of association allow us to exempt in advance a director and executive officer, or office holders, from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions) and we may enter into a contract for insurance against liability of any of our office holders with respect to certain breaches of his/her duties and certain financial liabilities and litigation expenses.

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed $100 million per claim and in the aggregate, and an additional 20% of the aforesaid sum in connection with defending lawsuits in Israel only, and the premium will not exceed US$ 1 million per annum in any renewal or extension or substitution of the policy. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) shall not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) and if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

Indemnification. Our articles of association provide that we may indemnify our office holders against certain financial liability and litigation expenses. We have undertaken to indemnify our office holders for certain events listed in the indemnification letters given to them. Excluding reasonable litigation expenses, as noted above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI.

The above exemption, indemnification and insurance coverage, are subject to the limitations set in the Companies Law.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 5, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel